Voting Rights Announcements | 1 December 2023 16:00 MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution 01.12.2023 / 16:00 CET/CEST Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG. The issuer is solely responsible for the content of this announcement. Notification of Major Holdings 1. Details of issuer 2. Reason for notification MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution Name: MorphoSys AG Street: Semmelweisstr. 7 Postal code: 82152 City: Planegg Germany Legal Entity Identifier (LEI): 529900493806K77LRE72 X Acquisition/disposal of shares with voting rights   Acquisition/disposal of instruments   Change of breakdown of voting rights X Other reason: voluntary group notification with triggered threshold on subsidiary level

3. Details of person subject to the notification obligation 4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3. 5. Date on which threshold was crossed or reached: 6. Total positions 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Legal entity: JPMorgan Chase & Co. City of registered office, country: Wilmington, Delaware, United States of America (USA) J.P. Morgan Securities LLC 29 Nov 2023   % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1 + 7.b.2) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 6.30% 3.62% 9.92% 34231943 Previous notification 6.40% 3.59% 9.98% / ISIN Absolute In %   Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0006632003 0 2157078 0.00% 6.30 % Total 2157078 6.30 % Type of instrument Expiration or maturity date Exercise or conversion period Voting rights absolute Voting rights in %

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG 8. Information in relation to the person subject to the notification obligation Physically- settled Call Options 15/12/2023 15/12/2023 9000 0.03 % Internal right to recall shares lent out n/a n/a 446935 1.31 % Third Party convertible bonds - right of use held 16/10/2025 16/10/2025 15994 0.05 % Right to recall shares lent out n/a n/a 150000 0.44 %     Total 621929 1.82 % Type of instrument Expiration or maturity date Exercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % Convertible bonds 16/10/2025 16/10/2025 Physical 404447 1.18 % Cash-settled Call Options 15/12/2023- 02/01/2099 Anytime Cash 6695 0.02 % Physically- settled Put Options 23/05/2024 23/05/2024 Physical 3125 0.01 % Equity Swap 02/02/2024 -27/11/2030 02/02/2024 -27/11/2030 Cash 202954 0.59 %       Total 617221 1.80 %   Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.).

X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more) JPMorgan Chase & Co. % % % JPMorgan Chase Bank, National Association % % % J.P. Morgan International Finance Limited % % % J.P. Morgan Capital Holdings Limited % % % J.P. Morgan Securities plc % % % - % % % JPMorgan Chase & Co. % % % JPMorgan Chase Holdings LLC % % % J.P. Morgan Broker- Dealer Holdings Inc. % % % J.P. Morgan Securities LLC 4.92% % 6.26% - % % % JPMorgan Chase & Co. % % % JPMorgan Chase Bank, National % % %

9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: 10. Other explanatory remarks: Date 01.12.2023 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com Association J.P. Morgan International Finance Limited % % % J.P. Morgan Structured Products B.V. % % % Proportion of voting rights Proportion of instruments Total of both % % %   30 Nov 2023

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